Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 28, 2024

CONFIDENTIAL

Ms. Kate Tillan

Mr. Mark Brunhofer

Mr. David Gessert

Mr. J. Nolan McWilliams

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364)

Response to the Staff’s Comments on Amendment No. 3 to Draft Registration Statement on Form F-4 Confidentially Submitted August 5, 2024

Dear Ms. Kate Tillan, Mr. Mark Brunhofer, Mr. David Gessert and Mr. J. Nolan McWilliams,

On behalf of our client, Webull Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 27, 2024 on the Company’s amendment No. 3 to draft registration statement on Form F-4 confidentially submitted on August 5, 2024 (the “Draft Registration Statement”). The responses herein are based on representations from the Company.

Concurrently with the submission of this letter, the Company is submitting its amendment No. 4 to draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Division of Corporation Finance Securities and Exchange Commission August 28, 2024 Page 2	CONFIDENTIALITY

Amendment No. 3 to Draft Registration Statement on Form F-4

Risk Factors

Laws and regulations regarding cybersecurity and data privacy, page 57

1.	Please provide additional context for this risk factor by disclosing the multistate inquiry announced in April by the Indiana Attorney General. To the extent material, also discuss efforts by U.S. state governments with the stated purpose to reduce security risks by restricting access to certain apps, including financial services apps.

In response to the Staff’s comment, the Company has added the requested disclosure on page 58 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 221

2.	We note that while your disclosure on page 221 refers to the unaudited pro forma combined statement of operations for the year ended December 31, 2023, the pro forma statement is not included in the filing. Please revise to include the statement. Refer to Rule 11-02(c)(2) of Regulation S-X.

The Company respectfully informs the Staff that the unaudited pro forma combined statement of operations for the year ended December 31, 2023 was inadvertently omitted from the Draft Registration Statement. The Company has added the pro forma statement on pages 232 and 233 of the Revised Draft Registration Statement.

Webull Corporation Financial Statements

Note 2. Summary of Significant Accounting Principles

Marketing and Branding, page F-18

3.	We acknowledge your response to prior comment 4. Notwithstanding your assertion that you do not assess all transactions payable to a customer, essentially considering only consideration payable within a contract with a customer, please tell us whether consideration issued under your free stock program results in your receipt of a distinct good or service as contemplated in ASC 606-10-32-25. If so, identify for us that distinct good or service and tell us whether you can estimate the fair value of that good or service and whether the consideration paid under the program exceeds the fair value of that good or service, consistent with the guidance in ASC 606-10-32-26.

The Company respectfully informs the Staff that the Company assesses all transactions payable with its customers and platform users and whether any of these transactions payable are in scope of ASC 606.

The Company respectfully clarifies for the Staff that the free stocks given to the platform users do not result in the Company receiving distinct goods or services from such platform users as contemplated in ASC 606-10-32-25. Our free stock promotions are not economically linked to any revenue contract.

General

4.	Refer to your response to prior comment 1. We are evaluating your response and may have additional comment.

The Company acknowledges the Staff’s comment.

* * *

Division of Corporation Finance Securities and Exchange Commission August 28, 2024 Page 3	CONFIDENTIALITY

If you have any questions regarding the Revised Draft Registration Statement, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation

Benjamin James, Esq., General Counsel, Webull Corporation

Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation

Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati

Cionie Lopez, Partner, KPMG LLP

Fatema Raza, Partner, WithumSmith+Brown, PC